SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No.)*

BLUEKNIGHT ENERGY PARTNERS, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

09625U109
(CUSIP Number)

Swank Energy Income Advisors, L.P.
8117 Preston Road, Suite 440
Dallas, Texas 75225
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U109	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS. SWANK CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 3,516,315
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 3,516,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,315
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

CUSIP No. 09625U109	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS. SWANK ENERGY INCOME ADVISORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 3,516,315
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 3,516,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,315
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

CUSIP No. 09625U109	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS. JERRY V. SWANK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 3,516,315
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 3,516,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,315
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 09625U109	13D	Page 5 of 10 Pages

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Swank Energy Income Advisors, L.P., a Texas limited partnership (“Swank Advisors”), Swank Capital, LLC, a Texas limited liability company (“Swank Capital”) as general partner of Swank Advisors, and Mr. Jerry V. Swank, the managing member of Swank Capital (“Mr. Swank”), relating to common units representing limited partner interests (the “Common Units”) of Blueknight Energy Partners, L.P., a Delaware master limited partnership (the “Partnership” or the “Issuer”).  This Schedule 13D relates to the Common Units of the Partnership purchased by investment funds managed by Swank Advisors.  On February 14, 2008, the Reporting Persons (as defined below) filed a Schedule 13G regarding their interests in Common Units of the Issuer, which Schedule 13G was amended on February 17, 2009 and February 16, 2010.  Without conceding that the Reporting Persons are ineligible to continue to report their interests in Common Units on Schedule 13G, the Reporting Persons have opted not to exercise their right to do so, in order to disclose the Letter and other matters set forth in Item 4 hereof.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Units of the Partnership.  Blueknight Energy Partners G.P., L.L.C., a Delaware limited liability company, is the general partner (the “General Partner”) of the Partnership.  The address of the principal executive offices of the Partnership is Two Warren Place, 6120 South Yale Avenue, Suite 500, Tulsa, Oklahoma 74136.

Item 2. Identity and Background

(a)           This statement is filed by Swank Advisors, Swank Capital and Mr. Swank (together, the “Reporting Persons”).

(b)           The business address of each of Swank Capital, Swank Advisors and Mr. Swank is 8117 Preston Road, Suite 440, Dallas TX 75225.

(c)           This Schedule 13D is filed on behalf of each of Swank Capital, Swank Advisors and Mr. Swank.  The record and direct owners of the Common Units described herein are investment funds under management by Swank Advisors, which may be deemed the beneficial owner of such Common Units on the basis of that management relationship.  Swank Capital is the general partner of, and may be deemed to direct the voting or disposition of the securities beneficially owned by, Swank Advisors.  As the managing member of Swank Capital, Mr. Swank may be deemed to direct the voting or disposition of the securities beneficially owned by Swank Capital.  The principal business of Swank Advisors is investment management.  The principal business of Swank Capital is serving as the general partner of Swank Advisors.  The principal business of Mr. Swank is serving as the managing member of Swank Capital.

(d)           None of Swank Capital, Swank Advisors nor Mr. Swank have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of Swank Capital, Swank Advisors nor Mr. Swank have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           Swank Capital is a Texas limited liability company.  Swank Advisors is a Texas limited partnership.  Mr. Swank is a United States citizen.

Item 3. Source and Amount of Funds or Other Considerations

In a series of transactions before the date of this filing and the delivery of the Letter described in Item 4 hereof, Swank Advisors caused investment funds under its management (the “Advised Funds”) to invest

CUSIP No. 09625U109	13D	Page 6 of 10 Pages

approximately $80,846,514 in Common Units of the Issuer.  That amount includes any commissions incurred in making the investments.  The source of these funds was the working capital of the Advised Funds.

Item 4.  Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Common Units described herein in the ordinary course of the investment management business of Swank Advisors, solely for the Advised Funds’ portfolio investment purposes and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect.  In the ordinary course of Swank Advisors’ business as investment manager of the Advised Funds and by virtue of the Advised Funds’ investments in the Partnership, the Reporting Persons have had general discussions with representatives of the Partnership and the General Partner from time to time regarding various matters relating to the business and operations of the Partnership.

On January 5, 2011, the Reporting Persons sent a letter (the “Letter”) to the Partnership, expressing displeasure with the transactions contemplated by the Global Transaction Agreement dated as of October 25, 2010, by and among the Partnership, the General Partner, Vitol Holdings B.V. and CB-Blueknight, LLC (the “GTA”), and urging the General Partner to reconsider the GTA.  A copy of the Letter is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

The Reporting Persons intend to have further discussions and other communications with the General Partner’s management and members of its Board of Directors regarding the subject matter of the Letter.  The Reporting Persons may also communicate with other unitholders of the Partnership.  In the course of such discussions with the General Partner’s management, its Board of Directors and other unitholders of the Partnership, the Reporting Persons may learn of, identify or suggest actions that could result in, among other things:  (a) the acquisition by the Reporting Persons of additional Common Units or other securities of the Partnership, or the disposition of Common Units or other securities of the Partnership; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; (d) changes in the present Board of Directors or management of the General Partner; (e) a material change in the present capitalization or dividend policy of the Partnership; (f) any other material change in the Partnership’s business or structure; (g) changes in the Partnership’s certificate of limited partnership or agreement of limited partnership or other actions which may impede the acquisition of control of the Partnership by any person; (h) causing any class of the Partnership’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.  Notwithstanding the foregoing (and except to the extent that the foregoing may itself be deemed to be such a plan or proposal), the Reporting Persons currently have no plans and have made no proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons also intend to review their investment in the Partnership on a continuing basis. Depending on various factors, including, without limitation, the outcome of the discussions and actions referenced above, the Partnership’s financial position and strategic direction, actions taken by the Board of Directors and management of the General Partner, changes to the composition of the Board of Directors, price levels of the Common Units, other investment opportunities available to the Reporting Persons, conditions in the securities markets, general economic and industry conditions and the general investment policies of the Reporting Persons or the Advised Funds, the Reporting Persons may in the future formulate other purposes, plans or proposals regarding the Partnership or the Common Units, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D, or take such other actions and/or pursue such other options or remedies with respect to their investment in the

CUSIP No. 09625U109	13D	Page 7 of 10 Pages

Partnership as they deem appropriate under the circumstances including, without limitation, pursuing litigation against the General Partner, the Board of Directors, management of the General Partner and/or one or more affiliates thereof.

Item 5. Interest in Securities of the Issuer.

(a)           Swank Capital, Swank Advisors and Mr. Swank may be deemed the beneficial owners of 3,516,315 Common Units.

(b)           Swank Capital, Swank Advisors and Mr. Swank may be deemed the beneficial owners of 16.2% of the outstanding Common Units.  This percentage is determined by dividing 3,516,315 by 21,727,724, the number of Common Units issued and outstanding as of November 5, 2010, as reported in the Issuer’s quarterly report on Form 10-Q filed November 9, 2010.

Swank Advisors, as the investment manager of the Advised Funds, may share the power to direct the vote and disposition of 3,516,315 Common Units held by the Advised Funds; each of Swank Capital, as the general partner of Swank Advisors, and Mr. Swank, as the managing member of Swank Capital, may be deemed to have the indirect power to direct the vote and disposition of those Common Units.

The filing of this statement on Schedule 13D shall not be construed as an admission that Swank Capital, Swank Advisors or Mr. Swank is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 3,516,315 Common Units owned by the Advised Funds.  Pursuant to Rule 13d-4, Swank Capital, Swank Advisors and Mr. Swank disclaim all such beneficial ownership.

(c)           The transactions in the Issuer’s securities during the sixty days prior to the date hereof made by the Advised Funds and which may be attributed to the Reporting Persons are listed as Annex A attached hereto and made a part hereof.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

Not Applicable.

Item 7. Material Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement dated January 5, 2011, between Swank Capital, Swank Advisors and Mr. Swank (furnished herewith).

99.2	Letter to Blueknight Energy Partners G.P., L.L.C., dated January 5, 2011 (furnished herewith).

CUSIP No. 09625U109	13D	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: January 5, 2011

SWANK CAPITAL, LLC

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

SWANK ENERGY INCOME ADVISORS, LP

By: Swank Capital, LLC, its general partner

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

/s/ Jerry V. Swank
Jerry V. Swank

CUSIP No. 09625U109	13D	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement dated January 5, 2011, between Swank Capital, Swank Advisors and Mr. Swank (furnished herewith).

99.2	Letter to Blueknight Energy Partners G.P., L.L.C., dated January 5, 2011 (furnished herewith).

Annex A

ANNEX A

Transaction Date	Buy/Sell	Quantity (Shares)	Price per Share ($)
11/01/10	Sell	6,900	7.0000
11/02/10	Sell	1,900	7.0000
11/04/10	Sell	28,900	7.0000
11/04/10	Sell	23,400	7.0000
11/05/10	Sell	16,900	7.0000
11/08/10	Sell	65,200	7.0000
11/09/10	Sell	9,000	7.0000
11/09/10	Sell	1,800	7.0000
11/09/10	Sell	11,157	7.0000
11/09/10	Sell	24,000	7.0000
11/09/10	Sell	52,900	7.0043
11/10/10	Sell	109,350	7.0000
11/11/10	Sell	5,500	7.0000
11/11/10	Sell	2,500	7.0000
11/12/10	Sell	28,850	7.0000
11/12/10	Sell	7,500	7.0000
11/15/10	Sell	1,000	7.0000
11/16/10	Sell	102,000	6.9500
11/17/10	Sell	8,000	7.0000
11/18/10	Sell	79,550	7.0000
11/18/10	Sell	216,522	6.9578
11/23/10	Sell	10,000	7.0000
11/24/10	Sell	90,000	7.0000
11/24/10	Sell	30,000	7.0000
11/24/10	Sell	50,000	7.0000
11/26/10	Sell	20,000	7.1000
11/30/10	Sell	150,000	7.0179
12/01/10	Sell	80,000	7.0016
12/02/10	Sell	20,000	7.0000